Filed Pursuant to Rule 433

Registration No. 333-223828

Motorola Solutions, Inc.

$650,000,000 4.600% Senior Notes due 2029

Final Term Sheet

Issuer:	Motorola Solutions, Inc.

Title of Security:	4.600% Senior Notes due 2029

Ratings:	Baa3/BBB-/BBB-

Trade Date:	May 9, 2019

Settlement Date:

May 23, 2019 (T+10)

We expect that delivery of the notes will be made on or about May 23, 2019 which will be on or about the tenth business day following the date of pricing of the notes (this settlement cycle being referred to as “T+10”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, or “T+2”, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes prior to the second business day before the delivery of the notes will be required, by virtue of the fact that the notes initially will settle in “T+10”, to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the notes who wish to make such trades should consult their own advisors.

Aggregate Principal Amount:	$650,000,000

Maturity Date:	May 23, 2029

Coupon:	4.600%

Benchmark Treasury:	2.625% due February 15, 2029

Benchmark Treasury Price and Yield:	101-15; 2.455%

Spread to Benchmark Treasury:	T + 215 basis points

Yield to Maturity:	4.605%

Issue Price:	99.960% of principal amount

Interest Payment Dates:	Semi-annually in arrears on May 23 and November 23, commencing November 23, 2019

Optional Redemption:

At any time prior to February 23, 2029 (three months prior to the stated maturity of the notes), at the greater of a price of 100% or at a discount rate of Treasury plus 35 basis points

On or after February 23, 2029 (three months prior to the stated maturity of the notes), at a price of 100%

CUSIP:	620076 BN8

ISIN:	US620076BN89

Joint Book-Running Managers:	J.P. Morgan Securities LLC Merrill Lynch, Pierce, Fenner & Smith Incorporated Citigroup Global Markets Inc. Deutsche Bank Securities Inc. Goldman Sachs & Co. LLC

Co-Managers:

BNP Paribas Securities Corp.

BTIG, LLC

HSBC Securities (USA) Inc.

ICBC Standard Bank Plc

Lloyds Securities Inc.

Loop Capital Markets LLC

MUFG Securities Americas Inc.

PNC Capital Markets LLC

Wells Fargo Securities, LLC

The Williams Capital Group, L.P.

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) and a prospectus supplement with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus supplement in addition to the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.

You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling J.P. Morgan Securities LLC collect at 1-212-834-4533 or Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at 1-800-294-1322.

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